CONSENT

The undersigned hereby consents to:

(i) the use of my name;

(ii) the use of the scientific and technical information related to the TLC Property, Falchani Project and Macusani Project; and

(iii) the use of the scientific and technical information with respect to the Macusani Project derived from Sections 6, 7, 8, 9, 10, 11, 12, 14, 15, 16, 21 and 23 of the technical report titled "Macusani Project, Macusani, Peru, NI 43-101 Report - Preliminary Economic Assessment" with an effective date of January 12, 2016;

each of which is included in this annual report on Form 40-F for the year ended February 29, 2024 (the "Form 40-F") and the exhibits filed with the Form 40-F being filed by American Lithium Corp. with the United States Securities and Exchange Commission.

/s/ Ted O'Connor
Ted O'Connor, P.Geo.
Date: May 29, 2024